Exhibit 99.1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

Aladdin Knowledge Systems Revises Revenue Outlook and
Reaffirms EPS Guidance

Company Announces the Promotion of Ms. Elinor Nissensohn to Global Vice
President of Sales and Marketing and the Restructuring of its Global Sales
Organization

Company Announces Date of Second Quarter 2006 Financial Results Release,
Conference Call and Webcast

TEL AVIV, ISRAEL, July 6, 2006, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), announced that it expects to report revenue between $20.8 million and $21.0 million for the second quarter 2006, compared to the previously announced range of $21.7 million to $23.7 million. The expected revenue range updates Aladdin’s second quarter 2006 guidance issued on April 24, 2006. The Company expects non-GAAP diluted earnings per share for the second quarter of 2006 to be at the lower end of the previously stated range of $0.26 to $0.29, excluding the impact of stock-based compensation expense which is anticipated to be between $0.03 to $0.04 per diluted share. GAAP diluted earnings per share for the second quarter of 2006 are expected to be at the lower end of the previously stated range of $0.22 to $0.26.

Mr. Yanki Margalit, Chief Executive Officer commented, “While we believe underlying demand for Aladdin’s leading edge security solutions remains solid, revenue for the quarter is expected to be slightly below our originally forecasted range. Although sales in most of our markets remained consistent with our expectations, we encountered softness in select geographic markets during the quarter. As a result, we have undertaken a global restructuring of our sales organization to ensure we capture every sales opportunity and continue to grow our business. To achieve these goals, we have promoted Ms. Elinor Nissensohn to the position of Global Vice President of Sales and Marketing. Having joined Aladdin in 2003 as part of the business development team, Elinor was later promoted to Vice President of Customer Relations and International Sales. Elinor is an LL.B graduate from Tel Aviv University and an MBA graduate from Columbia Business School, as well as a certified Israeli bar attorney. Elinor has had considerable success in developing our international sales strategy and we believe she will bring the same skill and discipline to her newly expanded role.”

The Company also announced that it will release financial results for the second quarter 2006, ended June 30, 2006 before the opening of trading in New York on Monday, July 24, 2006. The financial results will be released over the news wires and will also be posted to the Aladdin Web site.

Mr. Yanki Margalit, Chief Executive Officer, and Ms. Efrat Makov, Chief Financial Officer, will host a conference call, to be simultaneously Webcast, on Monday, July 24, 2006 at the times indicated below. A question and answer session will follow management’s presentation. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

Phone Number (800) 399-0427 (North America)
Phone Number +1 (706) 643-1624 (International)

Monday, July 24, 2006
At:
9:00 a.m. Eastern
8:00 a.m. Central
7:00 a.m. Mountain
6:00 a.m. Pacific
4:00 p.m. Israel

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

For those unable to participate in the call, a replay will be available from July 24, 2006 at 11:00 a.m. Eastern, through July 31, 2006 at 11:59 p.m., Eastern. Please call:

Phone Number (800) 642 — 1687 (North America)
Phone Number +1 (706) 645 - 9291 (International)
Access Code: 2500810

About Aladdin
Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam, viruses and spyware. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to protect their intellectual property and increase revenues by reducing losses from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include Aladdin’s ability to forecast its revenues and net profits for the second quarter ended June 30, 2006 and possible discrepancies between the preliminary results and the final results to be announced, general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control including those described in the company’s Annual Report on Form 20-F for the period ended December 31, 2005, which is available from Aladdin’s website (www.aladdin.com) or from the SEC’s website (www.sec.gov), and in news releases and other communications. Aladdin cautions that its anticipated results are preliminary, based on the best information currently available, and subject to the closing of its financial records and customary quarterly accounting procedures. Aladdin disclaims any intention or duty to update any forward-looking statements made in this news release.